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                                                                   Exhibit 18.1




February 13,  2001


Mr. Keith Ewing, Chief Financial Officer
Galaxy Nutritional Foods, Inc.
2441 Viscount Row
Orlando, FL 32809


Dear Mr. Ewing:

As stated in Note 9 to the financial statements of Galaxy Nutritional Foods, Inc. (the "Company") as of and for the nine months ended December 31, 2000, the Company changed its method of accounting for slotting fees from capitalizing such costs (and subsequently amortizing them over the expected period of benefit) to expensing these costs as incurred. The Company states that the newly adopted accounting principle is preferable in the circumstances because there has been a change in the expected period of benefit related to these costs. During fiscal 2001, the Company's slotting fees have increased significantly and management's evaluation of the increase indicated that such spending levels have been required, and thus incurred, to maintain current relationships with brokers and customers, as opposed to the generation and stimulation of future sales. As a result of this evaluation, the Company believes these expenses are more appropriately period expenses, rather than those that would benefit future periods, and should be expensed as incurred. At your request, we have reviewed and discussed with you the circumstances and the business judgment and planning which formulated your basis to make this change in accounting principle.

It should be understood that criteria have not been established by the Financial Accounting Standards Board for selecting from among the alternative accounting principles that exist in this area. Further the American Institute of Certified Public Accountants has not established the standards by which an auditor can evaluate the preferability of one accounting principle among a series of alternatives. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, we concur in management's judgment that the newly adopted accounting principle for slotting fees described in Note 9 is preferable in the circumstances. In formulating this position, we are relying on management's business planning and judgment, which we do not find to be unreasonable. Because we have not audited any financial statements of Galaxy Nutritional Foods as of any date or for any period subsequent to March 31, 2000, we express no opinion on the financial statements as of and for the nine months ended December 31, 2000.

Very truly yours,

/s/ BDO Seidman, LLP
--------------------
BDO Seidman, LLP

New York, New York